                                             This filing is made pursuant to
                                             Rule 424(B)(4) under the Securities
                                             Act of 1933 in connection of
                                             Registration No. 333-32221

PROSPECTUS


                                 544,648 Shares


                                  Common Stock


                                   T.HQ, INC.

         This Prospectus relates to up to 544,648 shares of common stock, par value $.0001 per share (the "Common Stock"), of T.HQ, Inc., a New York corporation (together with its subsidiaries, the "Company"), that may be offered from time to time by certain holders (the "Selling Securityholders"). Such shares of Common Stock consist of (a) 52,660 shares previously issued to Selling Securityholders; (ii) 225,000 shares that may be acquired by certain Securityholders upon exercise of options (the "Options") granted by the Company; and (iii) 266,988 shares that may be acquired by certain Securityholders upon exercise of warrants (the "Warrants") granted by the Company. See "Selling Securityholders."

         This Prospectus also relates to up to 266,988 shares of Common Stock issuable by the Company upon the exercise of the Warrants. The price to public and Proceeds to the Company for all shares, if any, issued by the Company upon the exercise of Warrants will be, in each case and on a per share and aggregate basis, the exercise price of the Warrant or Warrants exercised; the total price to public and Proceeds to the Company will be $4,236,905 if all of the Warrants are exercised. No commissions or underwriting discounts will be paid by the Company in connection with the issuance of shares of Common Stock upon the exercise of any of the Warrants. See "Plan of Distribution." The Company has incurred certain expenses, estimated at $25,000, in connection with this offering of securities, and has agreed to indemnify the Selling Securityholders and certain other persons against liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Selling Securityholders" and "Plan of Distribution."

         The number of shares of Common Stock issuable by the Company upon the exercise of Warrants is subject to adjustment under certain circumstances specified in the Warrant Agreements. Accordingly, this Prospectus also covers, in addition to the 266,988 shares of Common Stock currently issuable by the Company upon exercise of the Warrants, such number of additional shares of Common Stock as may become issuable upon exercise of the Warrants

                         ------------------------------

   THE SECURITIES ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. SEE "RISK
     FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS WHICH
          SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE
                           SECURITIES OFFERED HEREBY.


          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY
              STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
               OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

         The securities offered hereby by the Selling Securityholders are offered subject to prior sale and when and if acquired by the Selling Securityholders.

                  THE DATE OF THE PROSPECTUS IS AUGUST 5, 1997 pursuant to certain adjustments. The shares of Common Stock issuable upon exercise of the Warrants, as such numbers of shares may be from time to time adjusted, are sometimes referred to herein as the "Warrant Shares."

The Company will not receive any of the proceeds from the sale of the shares of Common Stock by the Selling Securityholders. The price to public for shares of Common Stock offered by Selling Securityholders and the Proceeds to Selling Securityholders will depend upon the market price of such securities when sold. The Company will receive the specified purchase price per share of Common Stock upon the exercise of the Options or Warrants owned by the Selling Securityholders. See "Use of Proceeds." The Selling Securityholders may, from time to time, sell the shares of Common Stock at market prices prevailing on the NASDAQ Stock Market at the time of sale or sell the shares of Common Stock under certain other terms. The Selling Securityholders may engage brokers or dealers to sell the Common Stock and will be responsible for all commissions and discounts, if any, so incurred. See "Plan of Distribution."

         The Common Stock is quoted on the NASDAQ National Market System ("NASDAQ NMS") under the trading symbol "THQI." On July 21, 1997, the last reported sale price of the Common Stock on NASDAQ NMS was $11.875 per share.

         T-HQ is a registered trademark and trade name of the Company. Nintendo(R), Super Nintendo Entertainment System(R) ("SNES"), Game Boy(R) and Nintendo 64(R) are registered trademarks of Nintendo of America, Inc. ("Nintendo"), Sega(R), Genesis(R), Game Gear(R) and Saturn(R) are registered trademarks of Sega of America, Inc. ("Sega"). Sony PlayStation(R) is a registered trademark of Sony Computer Entertainment Inc. ("Sony"). Nintendo, Sega and Sony are referred to herein collectively as the "Manufacturers." This Prospectus may include trademarks other than those identified in this paragraph.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, New York, New York 10007 and Northwestern Atrium Center, 500 Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained upon written request addressed to the Commission, Public Reference Section, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and its public reference facilities in New York, New York and Chicago, Illinois, at prescribed rates. The Commission maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Company's Common Stock is quoted on the Nasdaq National Market System under the trading symbol "THQI", and such reports, proxy statements, and other information concerning the Company can also be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, DC 20006. Statements contained in this Prospectus as to the contents of any agreement or other document are not necessarily complete, and in each instance reference is made to the copy of such agreement or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

         Additional information regarding the Company and the shares of Common Stock offered hereby is contained in the Registration Statement on Form S-3 and the exhibits thereto (the "Registration Statement") filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission or are contained in exhibits and schedules to the Registration Statement as permitted by the rules and regulations of the Commission. For further information, reference is made to the Registration Statement which may be inspected without charge at, and copies thereof may be obtained at prescribed rates from, the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549.



                                       -3-
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                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference:

         (1) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (as amended by the Company's Form 10 K/A filed with the Commission on July 2, 1997);

         (2) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997;

         (3) The Company's Current Report on Form 8-K dated March 28, 1997 (as amended by the Company's Form 8-K/A filed with the Commission on May 6, 1997); and

         (4) The description of the Common Stock contained in the Company's Registration Statement on Form 8-A (Registration No. 0-18813), which was filed with the Commission on September 23, 1991.

         All documents filed by the Company pursuant to Sections 13(a), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing of such documents.

         Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which is deemed to be incorporated by reference herein modifies or supersedes such prior statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon oral or written request, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Written or telephone inquiries should be directed to THQ Inc., 5016 North Parkway Calabasas, Calabasas, California 91302, Attention: Vice President-Finance and Administration, telephone (818) 591-1310.


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                                  RISK FACTORS

         In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company cautions that the Company has made and makes forward-looking statements regarding the intent, belief or current expectations of the Company and its management. Prospective investors are cautioned that any such forward-looking statements involve risks and uncertainties, and that the actual results may differ materially from those in the forward-looking statements as a result of various uncertainties, including uncertainties relating to the interactive entertainment software industry and other factors, including without limitation, the following important factors, which, in some cases have affected and in the future could affect the Company's actual results and could cause such results to differ materially from those expressed in forward-looking statements made by or on behalf of the Company. In each instance in which a risk factor identifies an event that would or could adversely affect the Company, such risks should be viewed as potentially adversely affecting the Company's business, results of operations and financial condition.

         All references to shares of Common Stock, including shares subject to warrants and options and warrant and option exercise prices, have been adjusted to reflect the one-for-fifteen reverse stock split effective February 15, 1995.


ACQUISITION OF PROPERTIES AND DEVELOPMENT OF NEW TITLES

         The Company's continuing profitability is a direct result of its ability to timely develop and sell new interactive software titles released by the Company for use on a particular hardware platform ("Titles") to replace declining revenues from older Titles. Consumer preferences for interactive entertainment software ("Software") are difficult to predict, and few Software titles achieve sustained market acceptance. If revenues from new Titles fail to replace declining revenues from existing Titles, the Company would be materially and adversely affected.

         The development of new Titles is dependant in substantial part upon the Company's identification and exploitation in a timely manner of Titles based upon entertainment projects (such as movies, television programs and arcade games), sports and entertainment personalities, or popular sports, trends or concepts ("Properties") that have high public visibility or recognition or that reflect the trends of popular culture. The determination of which Titles the Company should develop is highly subjective and there can be no assurances that any new Title will be successful. In addition, the Company is in competition with numerous other Software companies for licenses to develop Software based on such Properties. To the extent competition intensifies for licenses to highly desirable Properties, the Company may encounter increased difficulty in obtaining these licenses. The failure of the Company to accurately identify and secure the rights to Properties that are or will become popular would have a material adverse effect on the Company.

         Properties generate significant public interest for periods that are unpredictable and short. Consequently, the Company's commercially successful Titles may be marketable in material quantities for only a limited time, often for less than six months. As is typical of Software, the life cycle of a Title generally consists of a relatively high level of sales during the first few months after introduction, followed by market saturation and a decline in sales. Accordingly, substantially all of the Company's net sales for a particular year are generated by Titles released in that year. In some instances, a sales decline may also be accompanied by decreasing sales prices, which may result in credits or allowances to the Company's customers. See " -- Discounts, Allowances and Returns; Inventory Management." In addition, the development cycle for new Titles, including the development of the necessary game software, approval by the Manufacturer and production of the initial cartridges or CD-ROMs, typically has ranged from nine to 18 months. During such period, the market appeal of a Title may decline. To the extent the Company experiences delays in the development or shipment of new Titles, or if new Titles are not successful in the market, the Company would be materially and adversely affected.

         For the reasons set forth above, there can be no assurance that the Company will be able to release Titles scheduled for release within such scheduled time period or at all, or that the Company will be able to secure the rights to new Titles at a rate that will maintain the Company's current development and release schedule.


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
DISCOUNTS, ALLOWANCES AND RETURNS; INVENTORY MANAGEMENT

         Although the Company's arrangements with its distributors and retailers generally do not give such customers the right to return manufactured products embodying the Titles (the "Products") to the Company (other than defective Products) or to cancel firm orders, the Company often negotiates accommodations to retailers (and, less often, to distributors) when demand for specific items falls below expectations for the purpose of maintaining its relationships with its customers. Such accommodations consist of acquiescing to the customer's request that not all booked orders be filled or that not all shipped orders be accepted, negotiated price discounts, credits against future orders and, less often, the return of Products to the Company. It is the Company's practice to accept all returns of defective or damaged Products.

         At the time of Product shipment, the Company establishes provisions against the gross revenues generated by such shipment based on estimates of future returns of, and other customer accommodations that may be granted with respect to, such Products, based on the Company's historical experience, retailer inventories of the Titles and other factors. For the years ended December 31, 1995 and 1996, provisions of approximately $4.1 million and $5.2 million, respectively, were taken against gross sales made during such periods. As of December 31, 1996 and March 31, 1997, respectively, the Company's aggregate reserve against accounts receivable for returns and customer accommodations was approximately $4.4 million and $3.8 million, respectively.

         The Company cannot predict the amount or nature of accommodations that will be provided to its customers in future periods. Although the Company believes its reserves are adequate with respect to such matters, there can be no assurance that actual returns and other customer accommodations will not exceed the reserves established. To the extent such accommodations were to exceed the Company's reserves, the Company would be adversely affected.

         The identification by the Company of slow-moving or obsolete inventory, whether as a result of requests from customers for accommodations or otherwise, would require the Company to establish reserves against such inventory or to write-down the value of such inventory to its estimated net realizable value. In 1993 and 1994 the Company incurred material charges to income as a result of such write-downs, but has not experienced such problems subsequent to those periods. While the Company believes that substantially all of its current inventory is saleable in the ordinary course, there can be no assurance that in the future the Company will not be required to incur charges related to slow-moving or obsolete inventory.


REVENUE FLUCTUATIONS AND SEASONALITY

         The Company has experienced and may continue to experience significant quarterly fluctuations in net sales and operating results due to a variety of factors, including the timing of releases of new Titles by the Company, the popularity of both new Titles and Titles released in prior periods, fluctuations in the mix of Titles with varying profit margins, the timing of customer orders, the timing of shipments by the Manufacturers, fluctuations in the size and rate of growth of consumer demand for Software for various hardware platforms ("Platforms"), the timing of the introduction of new Platforms and the accuracy of retailer's forecasts of consumer demand. The Company's expenses are based, in part, on its expectations of future revenues and, as a result, operating results would be disproportionately and adversely affected by a decrease in sales or a failure by the Company to meet its sales expectations. In addition, the Software market is highly seasonal, with sales typically significantly higher during the fourth quarter (due primarily to the increased demand for interactive games during the year-end holiday buying season). There can be no assurance that the Company can maintain consistent profitability on a quarterly or annual basis.


CUSTOMER CONCENTRATION AND CREDIT RISK

         Sales to the Company's ten largest customers collectively accounted for approximately 52% of the Company's gross sales in 1995 and 54% of the Company's gross sales in 1996. Toys "R" Us, Wal-Mart and Target accounted for approximately 12%, 8% and 8%, respectively, of the Company's gross sales in 1996. For the quarter ended March 31, 1997, Toys "R" Us, Wal-Mart and Target accounted for 10%, 6% and 10% of the Company's gross sales, respectively. The


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
Company has no written agreement or other understanding with any of its customers that relate to future purchases by such customers, and thus such purchases could be terminated at any time. A termination of or other adverse change in the Company's relationship with any of its largest customers would have a material adverse effect on the Company.

         The Company's sales of Products are typically made on credit, with terms that vary depending upon the customer and demand for such Products. The Company does not hold any collateral to secure payment by its customers, and currently does not factor any of its receivables. Thus, the Company bears the risk of its customers' and distributors' inability to pay such receivables or the effect of any delay in such payment. Retailers and distributors compete in a volatile industry and are subject to the risk of business failure. A business failure by any of the Company's largest customers would have, and a business failure by any of the Company's distributors or other retailers could have, a material adverse effect on the Company.


RISKS ASSOCIATED WITH TITLES FOR MULTIMEDIA PERSONAL COMPUTERS AND PROPRIETARY TITLES

         In 1996, the Company acquired Heliotrope Studios, Inc. ("Heliotrope") in order to expand its offerings of interactive games and to enable the Company to develop Titles for the multimedia personal computer ("PC") market. While the principals of Heliotrope have certain experience developing and marketing CD-ROM games for PCs, prior to this acquisition the Company had no experience in this segment of the Software market. The development and marketing of such Titles can be expected to subject the Company to risks in addition to those encountered in the operation of the Company's historical business, some of which may not be anticipated by the Company. Such risks include the ability to accurately predict which Titles have appeal to the purchasers of interactive games for PCs, greater reliance on distributors in order to obtain retail distribution, and the greater retailer returns experienced for CD-ROMs for PCs. There can be no assurance that the Company will be able to successfully develop and market Titles for the PC market.

         In 1997, the Company expects to release its first proprietary Title, Pax Imperia: Eminent Domain, an intergalactic strategy game. The Company's strategy includes acquiring or developing other Properties that are proprietary to the Company. The developing and marketing of such Titles can also be expected to subject the Company to additional risks, including the risk that Titles that do not have high public visibility or recognition will have more limited market appeal.


GROWTH STRATEGY

         From time to time the Company evaluates potential acquisitions of, or investments in, other Software publishers or developers that the Company believes will complement or enhance its business. In connection with any such acquisitions, the Company may incur debt or issue debt or additional equity securities, depending on market conditions and other factors. There can be no assurance that the Company will consummate any such acquisitions or investments or, if consummated, that such acquisitions or investments will prove to be beneficial to the Company.


DEPENDENCE ON THE PLATFORM MANUFACTURERS

         The Company is wholly dependent on the Manufacturers and its licenses with the Manufacturers (the "Platform Licenses") for the right to publish Titles for the Manufacturers' Platforms and for the manufacture of its Titles. For the year ended December 31, 1996, 76% of the Company's net sales consisted of Nintendo Titles, 14% consisted of Sega Titles and 10% consisted of Sony Titles, and for the quarter ended March 31, 1997, 77% of net sales consisted of Nintendo Titles, 3% consisted of Sega Titles and 20% consisted of Sony Titles. The Company's current Platform License with Sega limits the Company to introducing three titles for the Sega Genesis per year of the license. In addition, the Company's Platform License with Sony, and with Nintendo for Nintendo 64 require that the Company obtain approval for the publication of new Titles on a title-by-title basis. As a result, the number of Titles the Company is able to publish for these Platforms, and thus the Company's revenues from Titles for these Platforms, may be limited.


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
         In the event that, at the end of the term of the current Platform License with a Manufacturer, such Manufacturer chooses not to renew or extend such agreement, or if a Manufacturer were to terminate such license for any reason, the Company would be unable to publish additional Titles for such Manufacturer's Platform, which would materially and adversely affect the Company.

         Each of the Manufacturers is the sole manufacturer of the Products published by the Company under license from such Manufacturer. The Platform Licenses provide that such Manufacturer may raise prices for the Titles at any time and include other provisions giving the Manufacturer substantial control over the Company's release of new Titles. Furthermore, the relatively long manufacturing cycle for cartridge-based Products (from 30 to 75 days) requires the Company to accurately forecast retailer and consumer demand for its Titles. Since each of the Manufacturers is also a publisher of Software for its own Platforms, and also manufactures products for all of their other licensees, the Manufacturers may give priority to their own products or those of other publishers in the event of insufficient manufacturing capacity. If the Company experiences unanticipated delays in the delivery of Products for these or any other reasons, the Company would be materially and adversely affected.


RECOVERY OF PREPAID ROYALTIES, GUARANTEES AND CAPITALIZED DEVELOPMENT COSTS

         The Company typically enters into agreements with licensors of Properties and developers of Titles that require advance payments of royalties and/or guaranteed minimum royalty payments. There can be no assurance that the sales of Products for which such royalties are paid will be sufficient to cover the amount of these required royalty payments. The Company capitalizes its prepaid royalties, and capitalizes software development costs upon the establishment of technological feasibility of the Title under development. Amortization of these payments and costs is determined on a title-by-title basis based on the greater of (i) the ratio of current gross revenues for a Title to the sum of its current and anticipated gross revenues, or (ii) the straight-line method over the estimated remaining economic life of the Title. The Company analyzes such capitalized costs quarterly and writes off as project abandonment losses these capitalized payments and costs (and expenses any unpaid guaranteed minimum royalties) when, based on the Company's estimate, future revenues will not be sufficient to recover such costs. If the Company were required to write off a material portion of its prepaid royalties or capitalized development costs, the Company's results of operations could be adversely affected.


CHANGES IN CONSUMER DEMAND AND TECHNOLOGY

         During the approximately 20-year history of the interactive entertainment industry, there have been periods of significant growth in consumer interest, followed by periods in which growth has substantially declined. The Company's sales are dependent, among other factors, on the popularity and unit sales of Platforms generally, as well as the relative popularity and unit sales of the Platforms of the various Manufacturers. The relative popularity of Platforms has experienced wide fluctuations in recent years. Unexpected declines in the popularity of a particular Platform can be expected to have a material adverse effect on consumer demand for Titles released or scheduled for release for such Platform.

         The interactive game industry is characterized by rapid technological change. As a result, the Company must continually anticipate and adapt its offerings to emerging Platforms and evolving consumer preferences. The development of Software for new Platforms requires substantial investment. Generally, such development efforts must occur well in advance of the release of new Platforms in order to introduce Titles on a timely basis following the release of such Platforms. The development and marketing of Titles for new Platforms may require greater financial and technical resources than are currently available to the Company. In addition, there can be no assurance that the new Platforms for which the Company develops Titles will achieve market acceptance and, as a result, there can be no assurance that the Company's development efforts with respect to such new Platforms will lead to marketable Titles or Titles that generate sufficient revenues to recover their development and marketing costs. This risk can be expected to increase in the future, as continuing increases in development costs require corresponding increases in net sales in order for the Company to maintain profitability. In addition, as the Company introduces CD-ROM Titles for PCs, the Company's game software must maintain compatibility with such computers, their operating software and their hardware accessories. The failure of the Company to timely develop

Titles for new Platforms that achieve significant market acceptance, to maintain net sales that are commensurate with product development costs, or to maintain such compatibility would have a material adverse effect on the Company.

         The introduction of new Platforms and technologies can render existing Software obsolete and unmarketable. More commonly, as more advanced Platforms are introduced, consumer demand for Software for older Platforms diminishes. For example, while the Company's experience indicates that competition for licenses to develop new Titles for 16-bit Platforms is significantly less intense than for 32-bit and 64-bit Platforms, there can be no assurance that, as a result of such reduced consumer demand for such Titles, the Company's Titles for 16-bit Platforms will generate sufficient sales to make such Titles profitable. Despite this diminishing demand, the Company intends to continue to publish new Titles for older Platforms for so long as the Company believes there is a significant market for such Titles.

         A number of Software publishers who compete with the Company are currently developing Software for use by consumers over the Internet. While the Company believes that the market for such Software is currently insignificant, future increase in the availability of such Software or technological advances in such Software could result in a decline in Platform- based Software and thus have a material adverse effect on the Company.


COMPETITION

         The interactive entertainment industry is intensely competitive. The Company competes, for both licenses to Properties and the sale of Software, with the Manufacturers, each of whom is the largest developer and marketer of Software for its Platforms. There can be no assurance that these companies will not increase their own Software development efforts. As a result of their commanding positions in the industry as the manufacturers of Platforms and publishers of Software for their Platforms, the Manufacturers generally have better bargaining positions with respect to retail pricing, shelf space and purchases than do any of their licensees, including the Company. In addition, each of the Manufacturers has dozens of active licensees, each of which is also a competitor of the Company. Each of the Manufacturers and many of these other competitors (such as Acclaim Entertainment, Inc., Disney Interactive, Inc., Electronic Arts Inc., GT Interactive Software Corp., Midway Games Inc. and Microsoft Corporation) have broader Software lines and greater financial, marketing and other resources than the Company; these competitive advantages enable such competitors to market their Software more aggressively and make higher offers or guarantees in connection with the acquisition of licensed Properties. In addition, as competition for retail shelf space becomes more intense, the Company may need to increase marketing expenditures to maintain sales of its Titles; and as competition for popular Properties increases, the cost of acquiring licenses for such Properties is likely to increase, resulting in reduced margins. Prolonged price competition, increased licensing costs or reduced profit margins would have a material adverse effect on the Company. There can be no assurance that the Company will be able to compete successfully with the Manufacturers and their other licensees in the future.

         In addition, the market for the Company's products is characterized by significant price competition, and the Company expects that it will face increasing pricing pressures from its current and future competitors. Accordingly, there can be no assurance that the Company will be able to provide products that compare favorably with the products of the Company's competitors or that competitive pressures will not require the Company to reduce its prices. Any material reduction in the price of the Company's products would negatively affect operating income as a percentage of net revenue and would require the Company to increase unit sales in order to maintain net revenue.

         The Company believes that large diversified entertainment companies, in addition to large software companies, are increasing their focus on the interactive entertainment market, which will result in greater competition for the Company. In particular, many of the Company's competitors are developing on-line interactive games and interactive networks that will be competitive with the Company's interactive products. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not materially and adversely affect its business, operating results and financial condition.

DEPENDENCE ON KEY PERSONNEL

         The Company relies to a substantial extent on the management, marketing, sales, technical and software development skills of a limited number of employees to formulate and implement its business plan, including the development of its Titles. The Company's success depends upon, to a significant extent, its ability to attract and retain key management and software development personnel. Competition for such employees is acute and the process of locating key personnel with the combination of skills and attributes required to execute the Company's strategy is often lengthy. The loss of services of key personnel could have a material adverse effect on the Company. The only officer with whom the Company has an employment agreement is Brian J. Farrell, its President and Chief Executive Officer.

PROPRIETARY RIGHTS OF THE MANUFACTURERS

         The Company depends on the Manufacturers for the protection of intellectual property rights to their respective Platforms, cartridges and CD-ROMs, their ability to control the proliferation of new titles by licensees and others, and their ability to discourage unauthorized persons from producing Software for their Platforms. There can be no assurance that the Manufacturers will be able to continue to (i) protect their rights so that the proprietary information and technology licensed by the Company from the Manufacturers will not become generally available, (ii) control the proliferation of Software,
(iii) discourage unauthorized persons from producing Software, or (iv) believe that it is in their best interests to continue any of the foregoing policies. A change in any of these policies could have a material adverse effect on the Company.


PROPRIETARY RIGHTS OF THE COMPANY

         As a result of the Company's acquisition of Heliotrope, the Company owns the rights to certain intellectual property with respect to Pax Imperia:
Eminent Domain. However, other than such rights, its licenses from the Manufacturers to produce Titles and its licenses to develop and/or publish Titles based on Properties owned or controlled by others, the Company does not have any material proprietary rights, technology or intellectual property.

         As a result of the proprietary rights of the Manufacturers and the efforts taken by the Manufacturers to protect such rights, the Company does not believe that there is a material amount of unauthorized copying of the Company's Titles. However, unauthorized production occurs in the computer software industry generally, and were a significant amount of unauthorized production of the Company's CD-ROM Products for PCs to occur, the Company could be materially and adversely affected.


FOREIGN SALES AND CURRENCY FLUCTUATIONS

         For fiscal years 1995 and 1996, foreign sales represented approximately 26% and 30%, respectively, of the Company's net sales, and the Company expects that foreign sales will continue to account for a significant portion of its net sales in future periods. Foreign sales are subject to inherent risks, including unexpected changes in regulatory requirements, tariffs and other barriers, difficulties in staffing and managing foreign operations and the possibility of difficulty in accounts receivable collection. There can be no assurance that these or other factors will not have an adverse effect on the Company's future foreign sales.

         Because the majority of foreign sales are made in U.S. dollars, the Company does not believe that foreign currency fluctuations have had a material effect on its results of operations. To the extent the Company's foreign sales increase and such sales are not denominated in U.S. dollars, the Company's reported sales and results of operations could be adversely affected by foreign currency fluctuations. The Company has not engaged in any foreign exchange hedging activities and does not have any current plans to engage in any such activities.

VOLATILITY OF SHARE PRICE

         The market price of the Common Stock has been, and is likely to continue to be, highly volatile. Such price has fluctuated substantially in recent periods. In addition, there has been a history of significant volatility in the market prices for shares of other companies engaged in the Software industry. Factors such as the timing and market acceptance of new Titles, the introduction of new Software by the Company's competitors, loss of key personnel of the Company, variations in quarterly operating results or changes in market conditions in the Software industry generally could have a significant impact on the market price of the Common Stock. Thus, there can be no assurance that the market price of the Common Stock will not decline below the public offering price or experience extreme volatility.


NO DIVIDENDS

         The Company has not paid any cash or other dividends on its Common Stock and does not expect to declare or pay any cash dividends in the foreseeable future.

                                   THE COMPANY


         T.HQ develops, publishes and distributes interactive entertainment software for the various hardware platforms that collectively dominate the home video game market. The Company currently publishes Titles for all major dedicated platforms manufactured by Sony, Sega and Nintendo. The Company currently publishes products in most interactive software games, including action, adventure, arcade, fighting, driving, strategy, simulation and sports.

         The Company was incorporated in 1989, and its principal executive offices are located at 5016 North Parkway Calabasas, Calabasas, California 91302 and its telephone number is (818) 591-1310.


                                 USE OF PROCEEDS

                  The Company will not receive any of the proceeds from the sale by the Selling Securityholders of the shares of Common Stock. All of the proceeds will be received by the Selling Securityholders. See "Selling Securityholders." Upon exercise of any of the Options or Warrants, the Company will receive proceeds equal to the aggregate exercise price of such Options or Warrants. The aggregate exercise price of the unexercised Options and Warrants is approximately $5,366,655. The Company will use such proceeds for general corporate purposes.


                             SELLING SECURITYHOLDERS

                  This Prospectus relates to the offer and sale by the Selling Securityholders of shares of Common Stock that were acquired by them in private transactions prior to the date of this Prospectus and shares of Common Stock underlying immediately exercisable Options or Warrants, all as specified in the table below. The Securities offered by this Prospectus are offered for the account of the Selling Securityholders.

                  The number of shares of Common Stock to be sold by a Selling Securityholder pursuant to this Prospectus or otherwise is not within the knowledge of the Company. Except as otherwise set forth in the footnotes to the table there is not as of the date of this Prospectus, and there has not been within the last three years, any material relationship between any Selling Securityholder and the Company or any predecessor or affiliate of the Company.

                  Because the Selling Securityholders may sell all or a part of their shares of Common Stock, no estimate can be given as to the number of shares of Common Stock to be held by any Selling Securityholder upon termination of the offering. The shares of Common Stock owned by the Selling Securityholders directly or pursuant to immediately exercisable Options or Warrants represent approximately 7.28% of the issued and outstanding shares of Common Stock and shares of Common Stock underlying immediately exercisable Options and Warrants as of July 21, 1997.

                  The following table sets forth, as of July 22, 1997, the names of the Selling Securityholders, their positions with the Company, and the number of shares of Common Stock owned by them and offered pursuant to this Prospectus.

                                         Company Shares              Common
Name/Position With Company              Beneficially Owned        Shares Offered
--------------------------              ------------------        --------------
Brian J. Farrell,
  President, Chairman and Chief
  Executive Officer                         281,334(1)               200,000
Frost Capital Partners, Inc.                 25,000(2)                25,000

Inland Productions, Inc.                     52,660                   52,660

Broad Capital Associates, Inc.              213,333(3)               100,000
Catapult Entertainment, Inc.                 33,333(4)                33,333
Sovereign Equity Capital
Management                                    6,667(5)                 6,667
Ira Edelson                                   5,000(6)                 5,000
Neidiger/Tucker/Bruner, Inc.                 20,328(7)                20,328
H.K. Financial Corporation                   16,000(8)                 8,000
William Richard DeMoulin and
         Cynthia DeMoulin                    10,666(8)                 5,333
Tony DiFatta                                  5,332(8)                 2,666
Porpoise Investors, L.P.                     10,000(8)                 5,000
Bruce R. Bielfield                            2,666(8)                 1,333
Steven Lumish                                 2,666(8)                 1,333
Stephen R. Levy                               5,332(8)                 2,666
Delaware Charter Guarantee &
         Trust Company TTEE
         FBO Lloyd Renard IRA                 5,332(8)                 2,666
Wayne D. Panfil                               2,666(8)                 1,333
Annette L. Bingaman and Steven
         W. Bingaman                          5,332(8)                 2,666
C. Wesley Woodcock, Jr.                       2,666(8)                 1,333
Viola M. Enright and
         Robert E. Enright                   20,000(8)                10,000
P. Scott Clark                                5,332(8)                 2,666
Peter S. Shen                                 5,332(8)                 2,666
J.B.R. Investments                            5,332(8)                 2,666
Benjamin Rakov                               98,666(8)                49,333

------------------

         (1) Includes 273,334 shares of Common Stock underlying Options exercisable within 60 days of July 22, 1997.

         (2) Consists of 25,000 shares of Common Stock underlying an immediately exercisable Option.

         (3) Consists of (a) 113,333 shares issuable to such person upon exercise of Warrants at an exercise price of $22.50 per share, and
            (b) 100,000 shares (included in the "Common Shares Offered" column of this section) issuable to such person upon exercise of warrants, at an exercise price of $11.25 per share.

         (4) Consists of 33,333 shares issuable to such person upon exercise of Warrants at an exercise price of $18.75 per share.

         (5) Consists of 6,667 shares issuable to such person upon exercise of Warrants at an exercise price of $15.00 per share.

         (6) Consists of 5,000 shares issuable to such person upon exercise of Warrants at an exercise price of $1.93 per share.

         (7) Consists of (a) 10,164 shares issuable to such person upon exercise of Options (the "Neidiger Options") at an exercise price of $11.10 per share, and (b) 10,164 shares issuable at an exercise price of $20.25 per share to such person upon exercise of the Warrants issuable to such person upon exercise of the Neidiger Options.

         (8) 50% of such shares shown as owned by such person and included in the "Common Shares Offered" column of this section consist of shares issuable to such person upon exercise of Warrants at an exercise price of $20.25 per share.


                              PLAN OF DISTRIBUTION

                  The Warrant Shares will be issued and sold by the Company only to the registered holders of the Warrants if, when and to the extent that such Warrants are exercised in accordance with the terms thereof. No commissions or discounts will be paid to any third party in connection with any issuance of Warrant Shares.

                  The Warrant Shares and the shares underlying the Options (collectively the "Shares") registered hereunder for the account of the Selling Securityholders may be sold by the Selling Securityholders from time to time in negotiated transactions or otherwise, at a fixed offering price (which price may be changed), at varying prices determined at the time of sale or at negotiated prices. The Shares may be sold to one or more purchasers directly by any of the Selling Securityholders. Alternatively, the Selling Securityholders may from time to time, individually or collectively in one or more groups, offer the Shares through brokers or dealers, in a distribution by one or more underwriters on a firm commitment or best efforts basis. The methods by which the Shares may be sold by the Selling Securityholders include (i) a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent buy may position and resell a portion of the block as principal to facilitate the transaction, (ii) purchasers by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus, (iii) ordinary brokerage transactions and transactions in which the broker solicits purchasers, and (iv) privately negotiated transactions. Finally, Selling Securityholders eligible to sell Shares under Rule 144 or Rule 144A may elect to sell Shares under such Rule or Rules rather than under this Prospectus.

                  The Selling Securityholders and all dealers or agents, if any, who participate in the distribution of the Shares offered hereby by the Selling Securityholders may be deemed to be underwriters, and any profit on the sale of such shares by them, and all discounts, commissions received by such dealers or agents, if any (whether received from the Selling Securityholders and/or from the purchasers of the Shares for whom those dealers or agents may act as agents), may be deemed to be underwriting discounts and commissions under the Securities Act. At the time a particular offer of shares is made, to the extent required by applicable law, a supplement to this Prospectus will be distributed that will set forth the aggregate amount of shares being offered and the terms of the offer, including the name or names of all dealers or agents, if any, all discounts, commissions and other items constituting compensation from the Selling Securityholders, if any, and all discounts, commissions or concessions allowed or re-allowed or paid to dealers, if any.

                  The Selling Securityholders will be subject to applicable provisions of the Exchange Act and rules and regulations thereunder, which provisions may limit the timing of the purchase and sale of the shares of Common Stock by the Selling Securityholders.

                  The Company will pay all of the expenses incident to this offering, other than commissions and fees of third parties employed by a Selling Securityholder, including attorneys' fees.


                                  LEGAL MATTERS

                  Certain legal matters with respect to the validity of the shares of Common Stock offered hereby will be passed upon for the Company by Sidley & Austin, Los Angeles, California. Attorneys at Sidley & Austin participating in matters for the Company own approximately 9,700 shares of common stock.


                                     EXPERTS


                  The financial statements incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1996 (as amended by Form 10-K/A) have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report thereon, which is incorporated herein by reference, and have been so incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.